VIA EDGAR

May 2, 2018

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Asset Management Inc.

Brookfield Finance Inc.

Brookfield Finance LLC

Registration Statements on Form F-10 and Form F-3

File Nos. 333-224426 and 333-224415

To Whom It May Concern:

On behalf of Brookfield Asset Management Inc., an Ontario corporation, Brookfield Finance Inc., an Ontario corporation, and Brookfield Finance LLC, a Delaware limited liability company (collectively, the “Companies”), enclosed is the final receipt issued by the Ontario Securities Commission with respect to the amended base shelf prospectus contained in the Companies’ Registration Statements on Form F-10 and F-3 (File Nos. 333-224426 and 333-224415).  I hereby request that the U.S. Securities and Exchange Commission declare the Registration Statements effective as of 4:00 p.m., New York time, on May 4, 2018, or as soon as possible thereafter.

If the Staff has any questions, please contact Mile Kurta, Esq., of Torys LLP at (212) 880-6363.

Sincerely,

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Rami El Jurdi

Name: Rami El Jurdi
Title: VP, Finance

Ontario Securities Commission Commission des valeurs mobilières de l’Ontario 22nd Floor 20 Queen Street West Toronto ON M5H 3S8 22e étage 20, rue queen ouest Toronto ON M5H 3S8 RECEIPT Brookfield Finance Inc. Brookfield Finance LLC Brookfield Asset Management Inc. This is the receipt of the Ontario Securities Commission for Amendment No. 2 dated April 24, 2018 (amendment no. 2) to the Base Shelf Prospectus of the above Issuer dated February 17, 2017. Amendment no. 2 has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for amendment no. 2 is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied. April 26, 2018 Huston Loke Huston Loke Director, Corporate Finance Branch SEDAR Project # 2582878, 2582880, 2582877